Exhibit 99.3

Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

Report of Management’s Accountability

The accompanying audited consolidated financial statements of Centerra Gold Inc. were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Original signed by:	Original signed by:
Scott G. Perry	Darren J. Millman
President and Chief Executive Officer	Vice President and Chief Financial Officer

February 24, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Centerra Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Centerra Gold Inc. (the Company) as of December 31, 2021, the related consolidated statements of (loss) earnings and comprehensive (loss) income, shareholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and its financial performance and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Loss of control of the Kumtor cash generating unit (CGU)

As discussed in Note 5 to the consolidated financial statements, the Company concluded in the second quarter of 2021, that it had lost control of the Kumtor Mine because it cannot effectively exercise power over the relevant activities related to the mine and is no longer exposed to variable returns, nor can it affect the returns of the mine through its managerial involvement. As a result of the loss of control event, the Company deconsolidated the subsidiary, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost. The Company deemed the loss of control a significant event and concluded that the Kumtor Mine should be treated as a discontinued operation. A loss on the change of control equal to the net carrying value of assets and liabilities of the Kumtor Mine at the date when control was lost, totaling $926.4 million, was recognized in the consolidated statements of (loss) earnings and comprehensive (loss) income.

We identified the assessment of the loss of control and the presentation as a discontinued operation of the Kumtor CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s ability to effectively exercise power over the relevant activities related to the CGU, including to affect the economic returns of the CGU through its managerial involvement and be exposed to variable returns of the CGU. In addition, auditor judgment was required to assess whether the loss of control of the CGU was a disposal.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of an internal control over the Company’s process to assess the loss of control of the CGU. This included an assessment of whether the Company was able to effectively exercise power over the relevant activities, affect the economic returns, be exposed to variable returns of the CGU and whether the loss of control was a disposal. We analyzed the Company’s loss of control and discontinued operations assessment by comparing the facts and circumstances to publicly disclosed information including the temporary management law passed by the Kyrgyz Republic. We evaluated the Company’s disclosure by comparing to the requirements related to loss of control and presentation as discontinued operations.

Recoverable amount of the Mount Milligan CGU

As discussed in Note 6 to the consolidated financial statements, in the fourth quarter of 2021, the Company identified improved and reliable performance, increased expectation of resource conversion and increased long-term gold and copper prices to be an indicator to test the Mount Milligan Mine for impairment reversal. The estimated recoverable amount of the Mount Milligan mine CGU as at December 31, 2021 was determined on the basis of fair value less costs of disposal (“FVLCD”) and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, foreign exchange rates, discount rates and estimates of the fair value attributable to mineralization in excess of life of mine plans. As the Mount Milligan Mine CGU’s estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $160.0 million ($117.3 million, net of tax) was recognized in the impairment reversal line item in the consolidated statements of (loss) earnings.

We identified the assessment of the recoverable amount of property, plant and equipment of the Mount Milligan CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to estimate the recoverable amount. Significant assumptions were the production levels, operating and capital costs, future metal prices, foreign exchange rates, the discount rate and fair value attributable to mineralization in excess of life of mine plans. Changes in any of these assumptions or estimates used in determining the fair values could have impacted the impairment reversal analysis and its conclusions. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plan and the fair value attributable to mineralization in excess of life of mine plans.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls over the Company’s process to determine recoverable amount of the Mount Milligan CGU. This included controls over the determination of future cash flows in the life-of-mine models used to estimate the recoverable amount of the CGU and the development of the significant assumptions. We assessed the estimates of the future production levels and operating and capital cost assumptions used in the life of mine plans by comparing them to historical results. We evaluated the Company’s estimate of mineral reserves and resources by comparing the Company’s historical estimates to actual production results. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserve and resource estimates, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in:

●	evaluating the future metal prices and foreign exchange rates by comparing to third party estimates

●	evaluating the discount rate assumption by comparing to an estimate that was independently developed using publicly available third party sources and data for comparable entities

●

assessing the fair value attributable to mineralization in excess of life of mine plans, by comparing the assumption to the implied value per ounce of the mineral reserves and resources in the discounted cash flow model.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2004

Toronto, Canada

February 24, 2022

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Centerra Gold Inc.

Opinion

We have audited the comparative information in the consolidated accompanying financial statements of Centerra Gold Inc. (the Entity), which comprise:

●	the consolidated statement of financial position as at December 31, 2020

●	the consolidated statement of earnings (loss) and other comprehensive (loss) income for the year ended December 31, 2020

●	the consolidated statement of shareholders’ equity for the year ended December 31, 2020

●	the consolidated statement of cash flows for the year ended December 31, 2020

●	and notes to the consolidated comparative information, including a summary of significant accounting policies. (Hereinafter referred to as the “comparative information”).

In our opinion, the comparative information in the accompanying financial statements presents fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the year ended December 31, 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Comparative Information” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the comparative information in Canada and we have fulfilled our other responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Comparative Information

Management is responsible for the preparation and fair presentation of the comparative information in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of comparative information that is free from material misstatement, whether due to fraud or error.

In preparing the comparative information, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity‘s financial reporting process.

Auditors’ Responsibilities for the Audit of the Comparative Information

Our objectives are to obtain reasonable assurance about whether the comparative information as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the comparative information.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

●

Identify and assess the risks of material misstatement of the comparative information, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●

Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the comparative information or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the comparative information, including the disclosures, and whether the comparative information represents the underlying transactions and events in a manner that achieves fair presentation.

●

Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

●

Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

●

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group Entity to express an opinion on the comparative information. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditor's report is Daniel Gordon Ricica.

Toronto, Canada

February 24, 2022

Centerra Gold Inc.

Consolidated Statements of Financial Position

As at December 31,		2021	2020
(Expressed in thousands of United States dollars)
Assets	Notes
Current assets
Cash and cash equivalents		$947,230	$545,180
Amounts receivable	8	76,841	66,108
Inventories	9	221,220	580,587
Assets held-for-sale	7	—	140,005
Other current assets	10	25,802	40,961
		1,271,093	1,372,841
Property, plant and equipment	11	1,272,091	1,686,067
Deferred income tax assets	22	101,300	—
Other non-current assets	12	32,084	77,101
		1,405,475	1,763,168
Total assets		$2,676,568	$3,136,009

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	13	$186,820	$232,704
Income tax payable	22	25,253	2,474
Liabilities held-for-sale	7	—	2,255
Other current liabilities	10	15,281	20,395
		227,354	257,828
Deferred income tax liabilities	22	54,861	39,473
Provision for reclamation	15	331,312	351,149
Other non-current liabilities	12	19,425	21,541

Shareholders' equity		405,598	412,163
Share capital	23	984,095	975,122
Contributed surplus		30,809	30,601
Accumulated other comprehensive income		6,829	11,600
Retained earnings		1,021,883	1,448,695
		2,043,616	2,466,018
Total liabilities and shareholders' equity		$2,676,568	$3,136,009
Commitments and contingencies (note 25)
Subsequent events (note 30)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors
Original signed by:
Michael S. Parrett	Richard W. Connor

Centerra Gold Inc.

Consolidated Statements of (Loss) Earnings and Comprehensive (Loss) Income

For the years ended December 31,		2021	2020
(Expressed in thousands of United States dollars)
(except per share amounts)	Notes
Revenue	17	$900,141	$721,262
Cost of sales
Production costs		487,676	409,967
Depreciation, depletion and amortization		120,505	95,810
Earnings from mine operations		291,960	215,485

Exploration and development costs		26,082	31,537
Corporate administration	18	27,134	45,674
Care and maintenance expense		28,723	29,117
Impairment reversal	6	(160,000)	—
Reclamation expense	15	23,347	53,381
Other operating expenses	19	12,759	11,862
Earnings from operations		333,915	43,914

Gain on sale of Greenstone Partnership	7	(97,274)	—
Other non-operating expenses	20	23,493	6,247
Finance costs	21	4,762	13,818
Earnings before income tax		402,934	23,849
Income tax (recovery) expense	22	(44,015)	7,709
Net earnings from continuing operations		446,949	16,140
Net (loss) earnings from discontinued operations	5	(828,717)	392,398
Net (loss) earnings		$(381,768)	$408,538

Other Comprehensive (Loss) Income
Items that may be subsequently reclassified to earnings:
Net gain on translation of foreign operation		$31	$839
Net (loss) gain on derivative instruments	27	(4,802)	11,513
Other comprehensive (loss) income		(4,771)	12,352
Total comprehensive (loss) income		$(386,539)	$420,890

Earnings per share - continuing operations:
Basic	23	$1.51	$0.05
Diluted	23	$1.48	$0.05
(Loss) earnings per share:
Basic	23	$(1.29)	$1.39
Diluted	23	$(1.29)	$1.37

Cash dividends declared per common share (C$)		$0.24	$0.18

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.

Consolidated Statements of Cash Flows

For the years ended December 31,		2021	2020
(Expressed in thousands of United States dollars)
Operating activities	Notes
Net earnings from continuing operations		$446,949	$16,140
Adjustments:
Depreciation, depletion and amortization		126,374	102,046
Reclamation expense	15	23,347	53,581
Share-based compensation expense		1,364	20,348
Finance costs	21	4,762	13,818
Inventory impairment		377	13,588
Gain on sale of Greenstone Partnership	7	(97,274)	—
Income tax (recovery) expense	22	(44,015)	7,709
Income taxes (paid) refunded		(17,182)	18,490
Impairment reversal	6	(160,000)	—
Other		(1,023)	4,082
		283,679	249,802
Changes in working capital	24	(12,771)	22,588
Cash provided by operating activities from continuing operations		270,908	272,390
Cash provided by operating activities from discontinued operations		143,853	657,625
Cash provided by operating activities		414,761	930,015
Investing activities
Property, plant and equipment additions		(92,500)	(103,563)
Proceeds from sale of Greenstone Partnership	7	210,291	—
Proceeds from disposition of marketable securities		—	4,372
Proceeds from disposition of fixed assets	11	11,868	—
Decrease in restricted cash		2,660	25,246
Decrease (increase) in other assets		188	(690)
Cash provided by (used in) investing activities from continuing operations		132,507	(74,635)
Cash used in investing activities from discontinued operations		(96,081)	(228,741)
Cash provided by (used in) investing activities		36,426	(303,376)
Financing activities
Dividends paid	23	(45,044)	(39,757)
Debt drawdown		—	250,000
Debt repayment		—	(327,472)
Payment of borrowing costs		(2,654)	(8,515)
Repayment of lease obligations	24	(6,476)	(6,037)
Proceeds from common shares issued		5,037	7,793
Cash used in financing activities		(49,137)	(123,988)
Increase in cash during the period		402,050	502,651
Cash at beginning of the period		545,180	42,717
Reclassified to assets held-for-sale	7	—	(188)
Cash at end of the period		$947,230	$545,180

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.

Consolidated Statements of Shareholders' Equity

(Expressed in thousands of United States dollars, except share information)

	Number of Common Shares	Share Capital Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at January 1, 2021	295,827,906	$975,122	$30,601	$11,600	$1,448,695	$2,466,018
Net loss	—	—	—	—	(381,768)	(381,768)
Other comprehensive loss	—	—	—	(4,771)	—	(4,771)
Transactions with shareholders:
Share-based compensation expense	—	—	3,590	—	—	3,590
Issued on exercise of stock options	756,056	5,492	(1,458)	—	—	4,034
Issued under the employee share purchase plan	137,023	1,175	—	—	—	1,175
Issued on redemption of restricted share units	343,765	2,306	(1,924)	—	—	382
Dividend declared (C$0.24 per share)	—	—	—	—	(45,044)	(45,044)
Balance at December 31, 2021	297,064,750	$984,095	$30,809	$6,829	$1,021,883	$2,043,616

Balance at January 1, 2020	293,690,456	$960,404	$26,278	$(752)	$1,079,914	$2,065,844
Net earnings	—	—	—	—	408,538	408,538
Other comprehensive income	—	—	—	12,352	—	12,352
Transactions with owners:
Share-based compensation expense	—	—	10,564	—	—	10,564
Issued on exercise of stock options	1,490,465	10,641	(3,291)	—	—	7,350
Issued under the employee share purchase plan	520,165	1,096	—	—	—	1,096
Issued on redemption of restricted share units	126,820	2,981	(2,950)	—	—	31
Dividends declared (C$0.18 per share)	—	—	—	—	(39,757)	(39,757)
Balance at December 31, 2020	295,827,906	$975,122	$30,601	$11,600	$1,448,695	$2,466,018

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

1. Nature of operations

Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide.

2. Basis of presentation

a.     Statement of Compliance

The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on February 24, 2022.

b.     Basis of Presentation

Overview

These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars with all amounts rounded to the nearest thousand, except where otherwise noted.

Subsidiaries

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statements of (loss) earnings. Any investment retained is recognized at fair value.

Joint Arrangements

A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company’s 75% interest in the Endako Mine has been accounted for as a joint operation. The Company’s 50% interest in the Greenstone Gold Mines Partnership (“Greenstone Partnership”) has been accounted for as joint operation up to the date of its sale on January 19, 2021.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

3. Summary of significant accounting policies

The significant accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

a.     Business combinations

The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.

Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. A gain is recorded through the consolidated statements of (loss) earnings and comprehensive (loss) income if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

b.     Non-current assets and disposal groups held-for-sale

Non-current assets or disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that they will be sold in their current condition within one year from the date of classification. Assets and disposal groups that meet the criteria to be classified as HFS are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the consolidated statements of (loss) earnings and comprehensive (loss) income. Once classified as HFS, property, plant and equipment are no longer depreciated. The assets and disposal groups classified as HFS are presented separately in the consolidated statements of financial position.

c.     Discontinued operations

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as earnings or loss after tax from discontinued operations in the consolidated statement of (loss) earnings and comprehensive (loss) income.

d.     Foreign currency

The functional currency of the Company, including its subsidiaries and joint operations is the currency of the primary economic environment in which it operates. The functional currency of the Company’s operations is the United States dollar (“USD”), except for the Greenstone Partnership, which had a functional currency of the Canadian dollar (“CAD”). Greenstone Partnership was disposed in the first quarter of 2021 (note 7). Any translation gains (losses) associated with Greenstone Partnership were recorded as part of other comprehensive (loss) income in the consolidated statements of (loss) earnings and comprehensive (loss) income.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Once the Company determines the functional currency of an entity, it is not changed unless there is a significant change in the relevant underlying transactions, events and circumstances. Any change in a Company’s functional currency is accounted for prospectively from the date of the change, and the consolidated balance sheets are translated using the exchange rate at that date.

Foreign currency transactions are translated into the Company’s functional currency as follows:

•

Non-monetary items that are measured at historical cost are translated at the historical exchange rates prevailing at each transaction date. Non-monetary items that are measured at fair value are translated at the exchange rate in effect at the date the fair value was measured.

•	Monetary items are translated at the closing rate in effect at the statement of financial position date.
•	Revenue and expense items are translated using the average exchange rate during the period.

e.     Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term investments with original maturities of 90 days or less. Cash and cash equivalents are classified as financial assets carried at amortized cost.

f.     Restricted cash and restricted short-term investments

Cash and short-term investments which are subject to legal or contractual restrictions on their use are classified separately as restricted cash and restricted short-term investments.

g.     Inventories

Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of cost and net realizable value (“NRV”).

The cost of inventories is determined primarily on a weighted-average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of inventories include direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization of mining assets. Molybdenum inventory additionally includes amounts paid for molybdenum concentrate purchased from third parties, as well as costs associated with beneficiation and roasting.

NRV is calculated as the estimated price in the ordinary course of business, less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the consolidated statements of (loss) earnings and comprehensive (loss) income in the period that the write-down or reversal occurs.

Supplies inventory and spare parts are valued at weighted average cost. Provisions are recorded to reduce supplies inventory to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

h.     Property, plant and equipment

Buildings, plant and equipment

Buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use. An item of buildings, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the consolidated statements of (loss) earnings and comprehensive (loss) income in the year the asset is de-recognized.

Buildings, plant and equipment are depreciated according to either the units-of-production method or on a straight- line basis over their expected useful life, according to the pattern in which the asset’s future economic benefits are expected to be consumed. Depreciation commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.

Where an item of building, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as building, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s building, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

The following table sets out the useful lives of certain assets depreciated using the straight-line basis:

	Useful Life

Buildings, plant and equipment (in years)	2	to	20
Mobile equipment (in years)	2	to	10
Light vehicles and other mobile equipment (in years)	2	to	10
Furniture, computer and office equipment (in years)	2	to	5

Construction-in-progress

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction-in-progress. A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized. Proceeds from mineral sales are offset against costs capitalized prior to a mine being capable of operating at levels intended by management and is not included in revenue from mining operations.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Borrowing costs are capitalized to qualifying assets and are included in construction-in-progress. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

Construction-in-progress is not depreciated. When an asset becomes available for use, its costs are transferred from construction-in-progress into the appropriate asset classification such as mineral properties, building, plant and equipment. Depreciation commences once the asset is complete and available for use.

Mineral properties

The cost of mineral properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired, development costs, capitalized exploration and evaluation costs and capitalized borrowing costs. These costs incurred are directly attributable to bringing a mineral property to the state where it is capable of operating in the manner intended by management (“commercial production”). In determining whether a mine has achieved commercial production, the criteria considered include the following:

•	Substantial completion of the construction activities;
•	Ability to produce minerals in saleable form (within specifications);
•	Completion of a reasonable period of testing of mine plant and equipment; and
•	Ability to sustain ongoing production of minerals.

After a mineral property has been brought into commercial production, costs are expensed as incurred or capitalized to inventory. Once in commercial production, sales are recognized as revenues and production costs as a component of cost of sales, instead of being deducted from or added to the capitalized construction cost of the mine and amortization of capitalized costs in property, plant and equipment commences.

Mineral properties are depreciated on a units-of-production basis over the estimated economic life of the mine to which they relate.

Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Stripping costs incurred in the production phase provide a future economic benefit when:

•	It is probable that the future economic benefit associated with the stripping activity will flow to the Company;
•	The Company can identify the component of the ore body for which access has been improved; and
•	The costs relating to the stripping activity associated with that component can be measured reliably by the Company.

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. A “component” is a specific section of the ore body that is made more accessible by the stripping activity and is typically a subset of the larger ore body that is distinguished by a separate useful economic life.

When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company allocates the production stripping costs between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The benchmark used divides the total tonnage mined (ore and waste) for the component or pit for the period by the quantity of minerals contained in the ore mined for the component or pit.

Capitalized stripping costs are depleted on a units-of-production basis over the proven and probable reserves that become more accessible as a result of the stripping activity.

h.     Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by assessing if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company uses the following criteria to assess whether a contract conveys the right to control the use of an identified asset:

•	The contract involves the use of an explicitly or implicitly identified lease;
•	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and,
•	The Company has the right to direct the use of the asset.

If a contract is assessed to contain a lease, a lease liability and right-of-use (“ROU”) asset is recognized at the commencement date of the lease (i.e. the date the underlying asset is available for use).

ROU assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liability. Such costs include the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the ROU assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. ROU assets are subject to impairment.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

At the commencement date, the lease liability is measured at the present value of lease payments to settle the lease contract, discounted using the interest rate implicit in the lease agreement or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the lease liability is increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

i.     Impairment and impairment reversal of long-lived assets

Long-lived assets are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into cash generating units (“CGUs”) for impairment testing purposes. The recoverable amount is the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”) of an asset or CGU. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. Impairment losses are recorded in the consolidated statements of (loss) earnings in the period in which they occur.

The Company applies the impairment loss to the CGU’s long-lived assets based on their carrying amounts on a pro- rata basis. Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, and expenditures underlying the estimate of recoverable value are subject to risks and uncertainties.

CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal each reporting period. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss, that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the long-lived asset is calculated in order to determine if any impairment reversal is required. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized previously. Impairment reversals are recorded in the consolidated statements of (loss) earnings in the period in which they occur.

j.     Provision for reclamation

Provisions for reclamation arise from the acquisition, development and construction of mining properties and plant and equipment that are subject to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Provisions for reclamation are recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. The major parts of the carrying amount of provisions relate to tailings facilities and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. Provisions for reclamation are measured at the expected value of future cash flows discounted to their present value using a pre-tax risk-free discount rate.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Each reporting period, provisions for reclamation are remeasured to reflect any changes to significant assumptions, including changes in discount rates, foreign exchange rates and the timing or amounts of the costs to be incurred. For operating sites, when the provision for reclamation is recognized or adjusted for an operating asset, the corresponding cost is capitalized to the related item of property, plant and equipment, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to nil and the remaining adjustment is included in the Statements of Earnings. Reclamation provisions that result from disturbance in the land to extract ore in the current period are included in the cost of inventories. When the provision for reclamation is recognized or adjusted for closed sites, the cost is included in other operating expenses in the consolidated statements of (loss) earnings and comprehensive (loss) income.

The provisions are adjusted each period to reflect the passage of time and are recorded in finance costs in the period incurred. Upon settlement of the provision for reclamation, the Company records a gain or loss if the actual cost differs from the carrying amount of the provision. Settlement gains or losses are recorded in the consolidated statements of (loss) earnings and comprehensive (loss) income.

k.     Contingent liabilities and other provisions

Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. The increase in provision due to the passage of time is recognized as a finance cost in the consolidated statements of (loss) earnings and comprehensive (loss) income.

Contingent liabilities may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable, but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

l.     Debt

Debt is initially recognized at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statements of (loss) earnings over the period to maturity using the effective interest method.

m.     Share-based compensation

Employee Stock Option Plan

Stock options are equity-settled share-based compensation awards. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Performance Share Unit Plan

Under Centerra’s Performance Share Unit (“PSU”) Plan, PSUs can be granted to employees and officers of the Company. A PSU represents the right to receive the cash equivalent of a common share or, at the Company’s option, a common share purchased on the open market. PSUs are accounted for under the liability method using the Monte Carlo simulation option pricing model and vest over three years whereby 50% vest on December 31 of the year following the grant year (“end of year 2”) and the remaining 50% vest on December 31 of the subsequent year (“end of year 3”). Under this method, the fair value of the PSUs is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these PSUs is recorded as a reduction of the accrued obligation. The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor based on Centerra’s total return performance relative to the total return index value (“TRIV”) from the S&P/TSX Global Gold CAD$ Index during the applicable period.

Deferred Share Unit Plan

Centerra has a Deferred Share Unit (“DSU”) Plan for directors of the Company to receive all or a portion of their annual compensation as deferred share units. DSUs are settled in cash and are accounted for under the liability method. The DSUs cannot be converted to shares by the unit holder or by the Company. The DSUs vest immediately upon granting and can be redeemed only after a director no longer holds any position with the Company, but no later than December 15 of the following year in which the director ceased to hold all positions in the Company. A liability is recorded at grant date equal to the fair value of the DSUs. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.

Restricted Share Unit Plan

There are three types of Restricted Share Units (“RSUs”): the Executive RSUs, the Director RSUs, and the Discretionary RSUs.

Executive RSUs are equity-settled share-based compensation awards. Effective in 2017, prior to the end of the first quarter of any fiscal year (or for US persons, prior to the commencement of the fiscal year), Executive RSU holders may elect to receive a portion of their annual incentive payments for that year as Executive RSUs. The Company will match 50% of the Executive RSUs granted to Executive RSU holders. Executive RSUs vest 50% as of the first anniversary of their grant dates and the remaining 50% vest as of the second anniversary of their grant dates. The fair value of the Executive RSUs at the grant date is the portion of the annual incentive payment elected by these employees to be received as RSUs, plus the 50% of the RSUs granted to such individuals that is matched by the Company. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When the Executive RSUs are exercised (at the executive’s election any time following the vesting period), the proceeds received by the Company are reclassified from contributed surplus to common shares.

The Director RSUs can be settled in cash or equity at the option of the holders. The Director RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The Director RSUs granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Director RSU.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The Discretionary RSUs can be settled in cash or equity at the option of the holders and are granted by the Board of Directors to certain employees of the Company. Discretionary RSUs vest 25% as of the second anniversary of their grant dates, and 75% as of the third anniversary of their grant dates. The Discretionary RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Discretionary RSU. Under this method, the fair value of the Discretionary RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

Employee Share Purchase Plan

Centerra has an Employee Share Purchase Plan (“ESPP”) for employees of the Company. Under the ESPP, employees may elect to purchase the Company’s shares through a payroll deduction. Each year, employees may elect to contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to value of the match provided.

Dividends

When dividends are paid, participants under the PSU, DSU and RSU plans are allocated additional units equal in value to the dividend paid per common share based on the number of units held by the participant on the record date.

n.     Revenue recognition from contracts with customers

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, gold-copper concentrates and molybdenum products is recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, the transfer of control is based on terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from the Öksüt Mine are based on the LBMA AM spot price stipulated in the agreement with the Central Bank of the Republic of Turkey (“Central Bank”). Gold doré is sent to the refinery and control is transferred to the customer when gold bars are poured. The Central Bank has the right of first refusal on the purchase of the gold produced. If Central Bank exercises this right, the finished gold is delivered and held at the Central Bank and sold to third party customers through the Central Bank. In both cases, payment is received on the same day of the sale, when control of the finished gold is transferred to the Central Bank.

Revenues from the Company’s concentrate sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.

In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company assumed the streaming arrangement (“Gold and Copper Stream Arrangement”) with Royal Gold Inc. (“Royal Gold”) associated with the Mount Milligan Mine. Under the terms of the streaming agreement with the Mount Milligan Mine, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold pays US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered, which is recorded to revenue. Royal Gold also has a security interest over all of the Mount Milligan Mine assets.

Gains and losses related to the Company's forward commodity contracts to economically hedge the Company's commodity price exposure under the Gold and Copper Stream Arrangement, are recorded at fair value each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and London Metal Exchange (“LME”) copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Gold and Copper Stream Arrangement and gains and losses related to the Company's forward commodity contracts to economically hedge the Company's exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the LME or spot gold prices on the LBMA. The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date of final pricing. Changes in metal quantities upon receipt of final assay are also adjusted for. Any such adjustments are generally not material to the transaction price.

When sales transactions give rise to potential variable or contingent consideration, the variable consideration is recognized to the extent it can be estimated reliably and it is highly probable that a significant reversal of the amount will not occur in the future. The Company computes the transaction price to a given sales transaction using one of the following methods:

•

the expected value method: identifies a range of possible consideration amounts, weights the possible consideration amounts by their respective probabilities, and then sums probability-weighted amounts to generate the expected value of consideration to be received from the customer;

•	the most likely value method: the amount determined most likely to be received.

The Company then applies a constraint to recognize income for variable consideration only to the extent that it is deemed highly probable that a significant reversal of said income will not occur. The Company applies judgment in assessing the probability of occurrence, which is subject to risks and uncertainties.

o.     Exploration and evaluation expenditures

Exploration and evaluation expenditures are the costs incurred on the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that it is probable that the project will generate a future economic benefit. The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value.

p.     Earnings per share

Basic earnings per share is computed by dividing the net earnings for a given period by the weighted average number of common shares outstanding during that same period. Diluted earnings per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The weighted average number of common shares used to determine diluted earnings per share includes an adjustment, using the treasury stock method, for stock options outstanding. Under the treasury stock method:

•	The exercise of stock options and restricted share units is assumed to occur at the beginning of the period;
•

The proceeds from the exercise of stock options and restricted share units plus the future period compensation expense on units granted are assumed to be used to purchase common shares of the Company at the average market price during the period; and,

•

The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.

r.     Income taxes

Tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of (loss) earnings and comprehensive (loss) income except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive (loss) income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities measured using tax rates and laws that are substantively enacted at the reporting date and effective for the reporting period when the temporary differences are expected to reverse. The measurement of deferred tax reflects the tax consequences that would result the way the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•

Temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future; and,

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

s.     Derivative instruments and hedge accounting

The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company’s products (for example, gold or copper) and consumables (for example, diesel fuel) and fluctuations in other currencies compared to the US dollar.

Non-derivative financial assets

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Cash and cash equivalents, restricted cash and marketable securities are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. The unrealized gains or losses related to changes in fair value of marketable securities are reported in the consolidated statements of (loss) earnings .

Non-derivative financial liabilities

Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.

Hedge derivatives

The Company applies hedge accounting to the following derivative instruments:

•

Copper contracts which hedge a portion of the copper components of its future concentrate sales, that is not subject to the streaming arrangement with Royal Gold, at the Mount Milligan Mine (“copper contracts”);

•	Fuel hedge contracts to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan operations (“fuel hedge contracts”); and,
•	Foreign exchange contracts to hedge a portion of its future Canadian denominated expenditures (“foreign exchange contracts”).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. The Company calculates and monitors the hedge ratio, which is resulting from the quantity of the hedged item that the entity hedges and the quantity of the hedging instrument that the entity uses to hedge that quantity of hedged item. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

The Company’s copper contracts, fuel hedge contracts and foreign exchange contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value are recognized in other comprehensive (loss) income. The amounts accumulated in other comprehensive (loss) income are reclassified to the consolidated statements of (loss) earnings and comprehensive (loss) income, consistent with the classification of the underlying hedged transaction, when the underlying hedged transaction, identified at contract inception, is recognized.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of (loss) earnings and comprehensive (loss) income. When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Amounts historically recorded in other comprehensive (loss) income remain in other comprehensive (loss) income until the underlying hedged transaction is recognized. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of (loss) earnings and comprehensive (loss) income as other income or expense immediately.

Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the consolidated statements of (loss) earnings.

Non-hedge derivatives

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedge derivatives at each reporting date are included in consolidated statements of (loss) earnings as other non-operating expenses, while spot and forward contracts associated with the Royal Gold deliverables are included in revenue.

Recently Issued Accounting Pronouncements

IAS 12, Income Taxes

In September 2021, IAS 12 was amended to narrow the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023 and applied retrospectively.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2023.

IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment that clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and mine development to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statements of (loss) earnings. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company has performed an assessment and concluded that the adoption of these amendments does not have an impact on its consolidated financial statements.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the application of the Company’s accounting policies, which are described in note 3. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results could differ from those estimates. The key areas of significant judgments, estimates and assumptions are discussed below.

i.	Impairment and impairment reversal of long-lived assets

Significant judgment is required in assessing indicators of impairment or impairment reversal of long-lived assets. For each asset or CGU, the Company completes an evaluation at each reporting period of potential indicators of impairment or impairment reversal. The Company considers both external and internal sources of information in assessing whether there are any indications that assets or CGUs may be impaired. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions related to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, proven and probable reserves and resources, and closure and environmental remediation costs. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Changes in these estimates which decrease the estimated recoverable amount of a CGU could affect the carrying amounts of assets and result in an impairment charge or reversal. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of a CGU.

ii.	Provision for reclamation

Provisions for reclamation require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its reclamation provision on a periodic basis or when new material information becomes available. Adjustments to the estimated amount and timing of future reclamation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Actual costs incurred may differ from those amounts estimated. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date. A change in any, or a combination of, the key assumptions used to determine the provisions, could have a material impact on the carrying value of the provisions.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

iii.	Deferred income taxes

The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the consolidated statements of financial position. If actual results differ from these estimates, adjustments are made in subsequent periods.

The Company recognizes deferred income tax benefits related to deferred income tax assets to the extent recovery is more likely than not. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profits. Management generally uses estimates of future taxable profit over the next three years to carry out its assessment. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company, the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets.

iv.	Mineral reserves and resources estimation

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions on future commodity prices, foreign exchange rates, production costs, recovery rates, and in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information becomes available. Changes in such assumptions and estimates may result in the mineral reserves and resources being revised.

Estimates of mineral reserves and resources impact the following items in the consolidated financial statements:

•	The carrying value of the Company’s property, plant and equipment may be affected due to changes in estimated future cash flows;
•	Depreciation, depletion and amortization charge of assets using the units-of-production method;
•	Estimate of recoverable value of CGUs used for the purpose of impairment or impairment reversal tests of long-lived assets;
•	Estimated timing and costs of reclamation activities;
•	Deferred income and mining taxes, in particular, the evaluation of unrecognized deferred income and mining tax assets; and,
•	Expected future economic benefit of expenditures, including stripping and development activities recognized in the statements of financial position as either part of mine properties or inventories.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

v.	Derivative financial instruments

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as either fair value or cash flow hedges. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate. The Company monitors, on a regular basis, its hedge position for its risk exposure to fluctuations in foreign exchange rates and commodity prices, including prices for gold, copper and fuel. For derivative contracts, valuations are based on forward rates, considering the market price, rate of interest, and volatility, and take into account the credit risk of the financial instrument.

vi.	Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome o future events.

vii.	Discontinued Operations

Significant judgment is required to determine if a component of the Company has been disposed of in the event of a loss of control of a component where there has been no sale transaction including determination of whether the loss of control is a significant economic event that changes the nature of an investment.

5. Discontinued operations

Loss of control of the Kumtor Mine

On May 6, 2021, the Kyrgyz Republic Parliament passed a temporary management law that allowed the Kyrgyz Republic, in certain circumstances, to assume management authority over Kumtor Gold Company CJSC (“KGC”), the Company’s wholly-owned subsidiary that owns the Kumtor Mine. Subsequently, as a result of several coordinated actions, the Kyrgyz Republic seized the Kumtor Mine on May 15, 2021 and appointed an external manager to direct the day-to-day activities of the mine, including production and sale of metals (i.e., the “loss of control event”).

On May 14, 2021, the Company initiated binding international arbitration proceedings against the Kyrgyz Republic to enforce its rights under the longstanding agreements governing the Kumtor Mine. Furthermore, on June 1, 2021, the Company’s two wholly-owned subsidiaries, KGC and Kumtor Operating Company CJSC (“KOC”), filed for protection under Chapter 11 of the Federal US Bankruptcy Code in the Southern District of New York.

While the Company remains the legal owner of KGC and KOC, the Company concluded in the second quarter of 2021, that it had lost control of the Kumtor Mine because it cannot effectively exercise power over the relevant activities related to the mine and is no longer exposed to variable returns, nor can it affect the returns of the mine through its managerial involvement. As a result of the loss of control event, the Company deconsolidated the subsidiary, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost. The Company deemed the loss of control a significant event and concluded that the Kumtor Mine should be treated as a discontinued operation. Consequently, all amounts related to the Kumtor Mine have been classified as a discontinued operation in both the current and comparative periods in the consolidated statements of (loss) earnings and comprehensive (loss) income and consolidated statements of cash flows and the associated notes to the financial statements. However, amounts related to the Kumtor Mine are included in the consolidated statements of financial position for the year ended December 31, 2020.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

While the Company is continuing to enforce its rights to the Kumtor Mine through the international arbitration proceedings and other available legal avenues, the Company’s participation in the future cash flows of the Kumtor Mine remains uncertain, and consequently no value was ascribed to the Company’s interest in KGC. A loss on the change of control equal to the net carrying value of assets and liabilities of the Kumtor Mine at the date when control was lost, totalling $926.4 million, was recognized in the consolidated statements of (loss) earnings and comprehensive (loss) income.

The Company assessed that there was no change in circumstances that would justify the remeasurement of its interest in KGC as at December 31, 2021.

The net (loss) earnings from discontinued operations from the Kumtor Mine, which include the results of operating activities while it was under the Company’s control up to May 15, 2021, for the year ended December 31, 2021 and 2020 are as follows:

	2021	2020
Revenue	$264,159	$988,947
Cost of sales
Production costs	72,613	202,191
Depreciation	57,912	209,476
Standby costs	—	6,728
Earnings from mine operations	133,634	570,552
Revenue-based taxes	36,984	138,493
Exploration and development costs	8,826	15,905
Other operating expenses	3,380	21,852
Loss on the change of control of the Kumtor Mine	926,350	—
Earnings (loss) from operations	(841,906)	394,302
Other non-operating (income) expenses	(13,290)	781
Finance costs	101	1,123
Net (loss) earnings before income tax	$(828,717)	$392,398
Net (loss) earnings from discontinued operations	$(828,717)	$392,398

Other non-operating income for the year ended December 31, 2021 includes a realized gain of $14.2 million recognized upon early settlement of fuel hedge contracts related to the Kumtor Mine. Additionally, an unrealized gain of $1.1 million was recognized for the year ended December 31, 2021, upon the novation of other fuel hedge contracts which were reassigned to the Mount Milligan Mine upon the loss of control of the Kumtor Mine.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The assets and liabilities of the Kumtor Mine, over which control was lost, are summarized in the table below:

Current assets
Amounts receivable	$38,238
Inventories	333,556
Non-current assets
Property, plant and equipment	629,374
Reclamation deposits	52,918
Other non-current assets	11,884
Assets derecognized	$1,065,970
Current liabilities
Accounts payable and accrued liabilities	63,271
Revenue-based taxes payable	17,003
Other current liabilities	325
Non-current liabilities
Provision for reclamation	56,451
Other non-current liabilities	2,570
Liabilities derecognized	$139,620
Net assets derecognized	$926,350

While the Kyrgyz Republic brought forward various claims against KGC, the Company does not believe that they have any merit. Accordingly, the Company did not accrue any liability in the accounts of KGC with respect to any of these claims prior to the loss of control event. Refer to note 25 for disclosure regarding the contingency associated with the loss of control event.

6. Impairment reversal

Mount Milligan Mine

In the third quarter of 2019, as part of the Company’s annual budget and life of mine planning process, the Company identified that cost escalation relating to short- and long-term water-sourcing requirements, higher maintenance costs, higher-than-expected labor requirements, and lower mill throughput estimates, among other things, would continue in the short- to medium-term. All of these factors combined with lower-than-expected long-term gold recoveries, and the expectation that the Mount Milligan Mine’s mineral reserves and resources would be materially reduced, resulted in an indicator for an impairment test on the Mount Milligan Mine’s long-lived assets. Consequently, the Company performed an impairment test and concluded that the carrying amount exceeded its estimated recoverable amount. An impairment loss of $230.5 million was recognized, of which $16.1 million was allocated to reduce goodwill to nil and $214.4 million allocated to other long-lived assets.

In the fourth quarter of 2021, in connection with the annual budget update program as well as periodic assessment of CGUs, the Company identified improved and sustainable performance, increased expectation of resource to reserve conversion and increased long-term gold and copper prices to be indicators to test the Mount Milligan Mine for impairment reversal. In 2021, the Mount Milligan Mine achieved substantially improved operating performance that is expected to be sustained in the future. In addition, in 2021, the Company undertook a significant exploration campaign at the Mount Milligan Mine, which in combination with the lower cost structure of the mine, has increased the Company’s resource to reserve conversion rate expectation for the mine. The Company also observed increased long-term gold and copper price expectation over an extended period of time. As a result of the indicators identified for the Mount Milligan Mine CGU, the Company completed an impairment reversal test in the fourth quarter of 2021.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The estimated recoverable amount of the Mount Milligan mine CGU as at December 31, 2021 was determined on the basis of FVLCD and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, foreign exchange rates, discount rate and estimates of the fair value attributable to mineralization in excess of life of mine plans. Changes in any of the assumptions or estimates used in determining the fair values could have impacted the impairment reversal analysis and its conclusions. The key assumptions used in the impairment test for Mount Milligan Mine are summarized in the table below:

2021
Gold price per oz - long-term	$1,550
Copper price per lb - long-term	$3.50
Foreign exchange rates - long-term (US$: C$)	1.28
Discount rate	6.0%

As the Mount Milligan Mine CGU’s estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $160.0 million ($117.3 million, net of tax) was recognized in the impairment reversal line item in the consolidated statements of (loss) earnings. This impairment reversal represents the full reversal of prior impairment allocated to long-lived assets, as adjusted for amortization. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

In 2020, the Company did not identify any indicators of impairment or impairment reversal on long-lived assets.

Key assumptions

The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

•	Gold and copper price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
•	Foreign exchange rate estimates are based on the outlook of industry analysts;
•

Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account the Company’s expected development plans. The production levels used were consistent with the reserves volumes developed as part of the Company’s process for the estimation of mineral reserves and resources;

•

Estimates of the fair value attributable to mineralization in excess of life of mine plans are based on various assumptions, including determination of the appropriate valuation method for mineralization, ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed and a value per ounce applied to such mineralization. The resources used were consistent with the resource volumes approved as part of the Company’s process for the estimation of mineral reserves and resources;

•

A real after-tax discount rate was based on the Company’s estimated real weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. The discount rate was adjusted for the specific risks associated with the Mount Milligan Mine.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

7. Sale of Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Resource Partners (USA) LP (“Orion”). As a result of the closing of this transaction, the Company received cash consideration of $210.0 million, and recognized an initial gain of $72.3 million in the first quarter of 2021.

The following table summarizes the net assets of the Greenstone Partnership interest disposed of:

January 19, 2021
Cash and cash equivalents	$188
Amounts receivable	175
Property, plant and equipment	139,642
Assets held-for-sale	$140,005
Accounts payable and accrued liabilities	$(2,125)
Lease obligations	(130)
Liabilities held-for-sale	$(2,255)
Net assets disposed of	$137,750

The Company is entitled to receive additional contingent payments based on a construction decision declaration and the achievement of subsequent production milestones by Greenstone’s project.

In the fourth quarter of 2021, the Greenstone project was approved for construction by the Greenstone Board. On this basis, the initial contingent payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. The amount receivable from Orion was recorded in other assets (note 12).

As a result of the construction decision declaration, the Company recognized an additional gain on the sale of Greenstone Partnership of $25.0 million in the fourth quarter of 2021 resulting in a total gain on the sale of Greenstone Partnership of $97.3 million in 2021.

The additional future contingent payments are payable no later than 30 days following the date on which a cumulative production milestone has been achieved (i.e., a cumulative number of ounces produced or derived from project minerals following the commercial production date). Orion will pay the Company an amount equal to the product of 11,111 ounces multiplied by the 20-day average gold market price on the business day immediately prior to the date of the payment. These additional production milestone targets are: (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces. The Company did not attribute any value to these contingent payments as of December 31, 2021 due to significant uncertainty associated with the Greenstone project.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

8. Amounts Receivable

	2021	2020
Gold and copper concentrate sales receivable	$31,916	$22,985
Molybdenum sales receivable	29,364	21,606
Consumption and income tax receivable(1)	11,688	19,636
Other receivables	3,873	1,881
Total amounts receivable	$76,841	$66,108

(1)

Includes the current portion of value-added tax (“VAT”) receivable of $8.2 million (December 31, 2020 - $16.1 million) at the Öksüt Mine. The non-current portion of VAT receivable is included in other assets (note 12).

9. Inventories

	2021	2020
Stockpiles of ore(1)	$30,137	$239,219
Gold in-circuit	8,108	14,682
Ore on leach pads	17,314	4,768
Gold doré	25	24,953
Copper and gold concentrate	13,702	32,201
Molybdenum inventory	86,090	57,238
Total product inventories	155,376	373,061
Supplies (net of provision)(2)	65,844	207,526
Total inventories	$221,220	$580,587

(1)

Includes ore in stockpiles not scheduled for processing within the next 12 months, but available on-demand of $23.5 million (December 31, 2020 - $119.2 million, including $85.0 million related to the Kumtor Mine).

(2)

Net of a provision for supplies inventory obsolescence of $8.4 million (December 31, 2020 - $29.2 million, including $21.2 million related to the Kumtor Mine). The non-current portion of supplies inventory is included in other assets (note 12).

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

10. Other current assets and liabilities

	2021	2020
Other current assets
Current portion of derivative assets(1) (note 27)	$11,770	$20,158
Prepaid insurance expenses	6,867	8,932
Deposits for consumable supplies	3,836	7,976
Marketable securities	2,171	3,485
Other	1,158	410
Total other current assets	$25,802	$40,961
Other current liabilities
Current portion of lease obligations (note 16)	$6,144	$4,575
Current portion of derivative liabilities(1) (note 27)	2,959	9,537
Current portion of provision for reclamation (note 15)	6,168	1,095
Revenue-based taxes payable	—	5,073
Other	10	115
Total other current liabilities	$15,281	$20,395

(1)	Relates to the diesel, foreign exchange and copper hedging contracts (note 27).

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

11. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(2)	Capitalized Stripping Costs	Construction in Progress	Total
Cost
January 1, 2020	$1,740,855	$627,075	$583,498	$274,546	$3,225,974
Additions	7,866	40,195	200,498	150,544	399,103
Disposal	(6,911)	—	—	—	(6,911)
Transfers	299,232	23,058	—	(322,290)	—
Reclassified to assets held- for-sale (note 7)	(625)	(139,436)	—	—	(140,061)
Balance December 31, 2020	$2,040,417	$550,892	$783,996	$102,800	$3,478,105
Additions	14,098	17,819	67,075	115,643	214,635
Disposal(1)	(17,402)	—	—	—	(17,402)
Amount derecognized to loss of control of the Kumtor Mine	[f] (1,036,550)	(186,066)	(792,009)	(99,386)	(2,114,011)
Transfers	61,249	—	—	(61,249)	—
Impairment reversal	125,774	34,226	—	—	160,000
Balance December 31, 2021	$1,187,586	$416,871	$59,062	$57,808	$1,721,327

Accumulated depreciation and other charges
January 1, 2020	$997,901	$166,269	$392,288	$—	$1,556,458
Charge for the year	156,015	24,045	52,853	—	232,913
Disposals	(4,303)	—	—	—	(4,303)
Impairment(3)	—	7,389	—	—	7,389
Reclassified to assets held-for-sale (note 7)	(419)	—	—	—	(419)
Balance December 31, 2020	$1,149,194	$197,703	$445,141	$—	$1,792,038
Charge for the year	114,634	20,250	13,280	—	148,164
Disposals	(6,329)	—	—	—	(6,329)
Amount derecognized to loss of control of the Kumtor Mine	(905,388)	(155,980)	(423,269)	—	(1,484,637)
Balance December 31, 2021	$352,111	$61,973	$35,152	$—	$449,236

Net book value
Balance January 1, 2021	$891,223	$353,189	$338,855	$102,800	$1,686,067
Balance December 31, 2021	$835,475	$354,898	$23,910	$57,808	$1,272,091

(1)	Relates primarily to the disposal of the unutilized plot of land near the Thomson Creek Mine.
(2)	Includes revenue earned from sales at the Öksüt Mine net of related costs of $6.9 million attributable to gold ounces sold prior to achieving commercial production on May 31, 2020.
(3)

Relates to non-core exploration properties that were impaired to their recoverable amounts. The loss of $7.4 million is included in the non-operating expenses in the consolidated statements of (loss) earnings.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

During the year ended December 31, 2021, $95.7 million of additions related to the Kumtor Mine were capitalized to the PP&E and, as a result of the loss of control of the Kumtor Mine (note 5), assets with a net book value of $629.4 million were derecognized.

During the year ended December 31, 2021, the Company disposed of PP&E with a carrying value of $14.9 million (2020 – $2.6 million). The net gain on disposal of $0.9 million (2020 – net loss of $1.1 million) was recorded in the other non-operating expenses line item in the consolidated statements of (loss) earnings.

12. Other non-current assets and liabilities

	2021	2020
Other non-current assets
VAT receivable(1)	$1,676	$7,734
Non-current derivative assets(2)	2,460	8,339
Prepayments for property, plant and equipment	349	8,763
Reclamation deposits(3)	92	47,083
Receivable from Orion (note 7)	25,000	—
Long-term inventory	1,734	1,747
Other	773	3,435
Total other non-current assets	$32,084	$77,101

Other non-current liabilities
Long-term portion of lease obligations (note 16)	$14,053	$14,340
Post-retirement benefits	4,382	4,060
Non-current derivative liabilities(2)	990	3,141
Total other non-current liabilities	$19,425	$21,541

(1)	Relates to the Öksüt Mine.
(2)	Relates to the diesel, foreign exchange and copper hedging contracts (note 27).
(3)	The decrease relates primarily to the derecognition of amounts upon loss of control of the Kumtor Mine (note 5).

13. Accounts payable and accrued liabilities

	2021	2020
Trade payables and accruals(1)	$66,999	$113,541
Royalties payable	23,736	23,832
Wages, salaries and benefits payable	7,534	18,273
Amount due on the settlement of derivatives	12,878	—
Amount due to Royal Gold(2)	64,229	48,874
Liability for share-based compensation (note 23)	11,444	28,184
Total accounts payable and accrued liabilities	$186,820	$232,704

(1)	The decrease relates primarily to the derecognition of amounts upon loss of control of the Kumtor Mine (note 5).
(2)

Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

14. Debt

Corporate Facility

On December 31, 2020, the Company entered into a $400.0 million four-year revolving credit facility (the “Corporate Facility”). The interest rate payable on any outstanding borrowings under the Corporate Facility is LIBOR, plus 2.25% to 3.25% and the maturity date of the Corporate Facility is December 31, 2024. As at December 31, 2021, the Corporate Facility was undrawn (December 31, 2020 - $nil).

15. Provision for reclamation

The Company completed its regularly scheduled update to its closure costs estimates in December 2021. The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation. The settlement of the provision is estimated to occur through to 2136.

	2021	2020
Non-operating sites (1)
Balance, beginning of year	$236,542	$180,404
Reclassification of the Öksüt Mine	—	(2,600)
Changes in estimate	17,934	7,961
Changes in discount rate	11,395	46,593
Accretion	1,623	2,252
Liabilities settled	(470)	(245)
Foreign exchange revaluation	713	2,177
Balance, end of year	$267,737	$236,542

Operating sites (1)
Balance, beginning of year	$115,702	$84,799
Amount derecognized due to loss of control of the Kumtor Mine	(56,451)	—
Reclassification of Öksüt Mine	—	2,600
Changes in estimate	6,591	24,433
Changes in discount rate	3,662	2,007
Accretion	3	1,000
Foreign exchange revaluation	236	863
Balance, end of year	$69,743	$115,702

Current portion of reclamation provision	$6,168	$1,095
Non-current portion of reclamation provision	331,312	351,149
Total provision for reclamation	$337,480	$352,244

(1)	Non-operating sites include the Endako Mine, Thompson Creek Mine and Kemess Project. Operating sites include the Mount Milligan Mine, Öksüt Mine and Kumtor Mine up to the loss of control event.

Reclamation expense for the year ended December 31, 2021 was $23.3 million and was primarily attributable to changes in future reclamation cash flow estimates and changes in the discount rates at the Endako Mine and the Thompson Creek Mine. Reclamation expense for the year ended December 31, 2020 was $53.4 million and was primarily attributable to changes in the discount rates at the Endako Mine and the Thompson Creek Mine.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2021, the Company has provided the regulatory authorities with $165.7 million (December 31, 2020 - $160.4 million) in reclamation bonds and letters of credit for mine closure obligations.

16. Leases

The following table is a maturity analysis of the Company’s contractual undiscounted payments required to meet obligations that have initial or remaining non-cancellable lease terms.

	2021	2020
Less than one year	$6,592	$5,444
One to three years	9,185	7,510
More than three years	5,945	7,947
Total undiscounted lease obligations	$21,722	$20,901

The following table sets out the carrying amounts of ROU assets included in PP&E in the consolidated statements of financial position and the movements during the period:

	2021	2020
Beginning balance	$17,310	$21,298
Additions	6,809	1,192
Amortization	(4,705)	(5,180)
Ending balance	$19,414	$17,310

The following table sets out the lease obligations included in the consolidated statements of financial position:

	2021	2020
Current (note 10)	$6,144	$4,575
Non-current (note 12)	14,053	14,340
Total lease obligations	$20,197	$18,915

The amounts recognized in the consolidated statements of (loss) earnings related to lease obligations are as follows:

	2021	2020
Interest expense on lease liabilities	$715	$921
Amortization of ROU assets	4,705	5,180
Variable lease payments not included in the measurement of lease liabilities	32,106	22,721
Expenses relating to leases of low-value assets and short-term leases	1,568	3,987
Total recognized in the consolidated statements of (loss) earnings	$39,094	$32,809

In addition to the above, for the year ended December 31, 2020, there was $7.6 million of variable lease payments not included in the measurement of lease liabilities related to the Öksüt Mine that was capitalized to property, plant and equipment prior to achieving commercial production on May 31, 2020.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

17. Revenue

Total revenue consists of the following:

	2021	2020
Gold revenue	$467,990	$385,405
Copper revenue	209,644	173,473
Molybdenum revenue	187,162	136,954
Other by-product revenue(1)	17,796	14,764
Revenue from contracts with customers	$882,592	$710,596
Metal content and provisional pricing adjustments on concentrate sales	17,549	10,666
Total revenue	$900,141	$721,262

(1)	Includes silver, rhenium and sulfuric acid sales.

Total revenue by metals, including metal content and provisional pricing adjustments on concentrate sales, is as follows:

	2021	2020
Gold revenue	$467,355	$391,503
Copper revenue	227,715	178,597
Molybdenum revenue	187,162	136,954
Other by-product revenue	17,909	14,208
Total revenue	$900,141	$721,262

Customer Information

The following table presents sales to the individual customers that exceed 10.0% of total revenue:

	Region	2021	2020
Customer 1	Turkey	$142,841	$125,870
Customer 2	Canada	127,942	125,154
Customer 3	Canada	116,705	89,810
Total sales to customers exceeding 10.0% of total revenue		$387,488	$340,834
Percentage of total revenue		43.0%	47.3%

18. Corporate administration

	2021	2020
Administration and office costs	$25,833	$27,203
Share-based compensation(1)	1,301	18,471
Corporate administration	$27,134	$45,674

(1)	Relates to the share-based compensation liability of $11.4 million as at December 31, 2021 (December 31, 2020 - $28.2 million).

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

19. Other operating expenses

	2021	2020
Selling and marketing(1)	$11,333	$10,090
Other	1,426	1,772
Other operating expenses	$12,759	$11,862

(1)	Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.

20. Other non-operating expenses

	2021	2020
Kumtor Mine litigation and related costs(1)	$27,547	$—
Other	(4,054)	6,247
Other non-operating expenses	$23,493	$6,247

(1)

Primarily includes legal fees related to the Company’s international arbitration claim against the Kyrgyz Republic, negotiations with the government of Kyrgyz Republic and the filing for protection under Chapter 11 under the Federal US Bankruptcy Code by KGC and KOC, and related consulting costs.

21. Finance costs

	2021	2020
Stand-by and transaction fees	$2,364	$5,320
Interest on Credit Facility	55	3,613
Accretion expense on the provision for reclamation	1,626	2,252
Interest expense on lease liabilities	715	921
Other financing fees	2	1,712
Total finance costs	$4,762	$13,818

22. Taxes

a.         Income tax (recovery) expense

	2021	2020
Current income taxes	$40,087	$6,228
Deferred income taxes	(84,102)	1,481
Total income tax (recovery) expense	$(44,015)	$7,709

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Income tax (recovery) expense differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings before income tax as follows:

	2021	2020
Earnings before income tax	$402,934	$23,849
Income tax at statutory tax rate of 26.5%	106,778	6,320
Increase (decrease) due to:
Difference between Canadian and foreign tax rates(1)	(7,008)	(15,379)
Change in unrecognized deductible temporary differences	(172,247)	4,597
Impact of foreign currency on deferred tax balances	25,515	11,076
Non-deductible costs	(1,875)	26
Local mining taxes	4,574	2,323
Impact of tax legislation/rate change	—	(1,279)
Other	248	25
Income tax (recovery) expense	$(44,015)	$7,709

(1)	Income tax (recovery) expense in 2021 included $8.7 million (2020 - $10.0 million) of withholding tax expense related to the Öksüt Mine.

b.         Deferred income tax assets and liabilities

The following are significant components of deferred income tax assets and liabilities:

	2021	2020
Deferred income tax assets
Provisions - asset retirement obligations and other	$55,341	$14,573
Tax losses	85,415	50,043
Total deferred income tax assets	$140,756	$64,616
Deferred income tax liabilities
Property, plant and equipment	$81,917	$85,689
Investments in subsidiaries	12,400	10,000
Assets held-for-sale	—	8,400
Total deferred income tax liabilities	$94,317	$104,089
Net deferred income tax (assets)/ liabilities	$(46,439)	$39,473

The deferred income tax asset of $140.8 million is expected to be realized in more than one year. The deferred income tax liability of $94.3 million includes $81.9 million expected to be realized in more than one year.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

After offsetting deferred income tax assets against deferred income tax liabilities in the same taxable entity, the resulting balances are as follows:

	2021	2020
Deferred income tax assets	$(101,300)	$—
Deferred income tax liabilities	54,861	39,473
Net deferred income tax (assets)/ liability	$(46,439)	$39,473

A reconciliation of the movements of the deferred income tax assets and liabilities is provided below:

	2021	2020
Balance at the beginning of year	$39,473	$33,733
Recognized in the statement of earnings	(84,102)	1,481
Recognized in other comprehensive income	(1,810)	4,259
Balance at the end of the year	$(46,439)	$39,473

The deferred income tax recovery of $84.1 million recognized in the consolidated statements of earnings includes the amount related to the recognition of deferred income tax assets of $101.3 million (2020 - $nil) for the Mount Milligan Mine. Deferred income tax assets were recognized as a result of the periodic assessment performed as at December 31, 2021 to conclude that it was more likely than not that the related tax benefit will be realized in the future based on the expectation of future earnings.

The Company has not recognized deferred income tax assets with respect to the following deductible temporary differences:

	2021	2020
Deductible temporary differences(1)	$443,000	$921,457
British Columbia mining tax deductible temporary differences	566,800	817,200
British Columbia mining tax credits	1,400	28,700
Capital losses	5,100	9,480
Total deductible temporary differences	$1,016,300	$1,776,837

(1)

The deductible temporary differences consist of $251.6 million for Canada (December 31, 2020 - $758.5 million), $160.5 million for the United States (December 31, 2020 - $137.2 million) and $30.9 million for Turkey (December 31, 2020 - $25.7 million).

The capital loss carry forwards and deductible temporary differences have no expiry date.

Expiry dates of tax losses	2028	Thereafter	Total
Non-capital tax losses(1)
Canada	$8,940	$657,928	$666,868
United States	496	144,842	145,338
	$9,436	$802,770	$812,206

(1)	Represents the gross amount of tax loss carry forwards translated at the closing exchange rate as at December 31, 2021.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The non-capital tax losses include $509.3 million of losses which are not recognized as deferred income tax assets. In addition, the non-capital tax losses for the United States include $75.6 million that are restricted due to the change in ownership.

23. Shareholders' equity

a.     Earnings (loss) per share

Computation for basic and diluted earnings per share from continuing operations:

	2021	2020
Earnings - continuing operations	$446,949	$16,140
Dilutive impact related to the RSU plan	(1,022)
Dilutive impact related to PSU plan	(4,291)	—
Diluted earnings - continuing operations for diluted earnings per share	$441,636	$16,140

Basic weighted average common shares	296,630	294,718
Dilutive impact of stock options	633	1,500
Dilutive impact related to the RSU plan	1,024	—
Diluted weighted average common shares	298,287	296,218

Earnings per share - continuing operations:
Basic	$1.51	$0.05
Diluted	$1.48	$0.05

Computation for basic and diluted (loss) earnings per share from discontinued operations:

	2021	2020
Net (loss) earnings from discontinued operations	$(828,717)	$392,398
Basic and diluted weighted average common shares	296,630	294,718

(Loss) earnings per share from discontinued operations - basic and diluted	$(2.79)	$1.33

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Computation for basic and diluted (loss) earnings per share:

	2021	2020
Net (loss) earnings	$(381,768)	$408,538
Dilutive impact related to the RSU plan	—	398
Dilutive impact related to PSU plan	—	—
Diluted (loss) earnings	$(381,768)	$408,936
Basic weighted average common shares	296,630	294,718
Dilutive impact of stock options	—	1,500
Dilutive impact related to the RSU plan	—	1,193
Diluted weighted average common shares	296,630	297,411

(Loss) earnings per share: Basic	$(1.29)	$1.39
Diluted	$(1.29)	$1.37

For the years ended December 31, 2021 and 2020, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.

Anti-dilutive securities, excluded from the calculation, are summarized below:

	2021	2020
Excluded from earnings per share from continuing operations	—	1,193
Excluded from (loss) earnings per share	1,657	—
	1,657	1,193

b.      Share-based compensation

The impact of share-based compensation as of and for the years ended December 31, 2021 and 2020 is summarized as follows:

	2021		2020
	Expense	Liability	Expense	Liability
Stock options	$1,676	$—	$2,078	$—
Performance share units	(1,654)	7,054	16,883	22,316
Deferred share units	(874)	2,936	1,632	3,780
Restricted share units	2,215	1,454	1,380	2,088
	$1,363	$11,444	$21,973	$28,184

Employee Stock Options

Under the Company’s Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model is used to estimate the fair value of stock options granted.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Centerra’s stock options transactions during the year ended December 31, 2021 and 2020 were as follows:

	2021			2020
		Weighted Average			Weighted Average
	Number of Options	Exercise Price		Number of Options	Exercise Price
Balance, January 1	3,335,399	C$	7.97	4,372,480	C$	7.31
Granted	883,981		12.22	750,642		12.41
Forfeited	(239,849)		(10.75)	(297,258)		(7.24)
Exercised	(756,056)		(6.68)	(1,490,465)		(7.03)
Outstanding, end of year	3,223,475	C$	9.23	3,335,399	C$	7.97
Options exercisable, end of year	1,615,829	C$	7.37	1,377,696	C$	6.50

The weighted average market price of shares issued for options exercised in the year ended December 31, 2021 was C$11.74 (December 31, 2020 - C$15.00).

The following table summarizes information related to share options outstanding at December 31, 2021:

	Share options outstanding				Share options exercisable
Range	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price		Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price
C$5.04 - C$6.05	449,384	0.87	C$	5.74	449,384	0.87	C$	5.74
C$6.06 - C$6.73	729,782	5.16		6.71	374,073	5.15		6.71
C$6.74 - C$7.56	554,716	3.56		6.94	554,716	3.56		6.94
C$7.57 - C$11.85	26,924	5.62		11.85	17,947	5.62		11.85
C$11.86 - C$12.51	803,524	7.18		12	—	—		—
C$12.52 - C$17.98	659,145	6.36		12.56	219,709	6.36		12.56
Total	3,223,475	5.04	C$	9.23	1,615,829	3.59	C$	7.37

The Company used the Black-Scholes Option Pricing Model to estimate fair value of stock options using the following weighted average assumptions:

	2021			2020
Expected stock price volatility	50.06%	-	56.35%	47.31%	-	54.48%
Risk-free interest rate	0.29%	-	0.90%	0.26%	-	0.41%
Expected life (in years)	2.0	-	5.0	2.0	-	5.0
Expected dividend yield		1.61%		1.06%	-	1.23%
Exercise price		$12.22		$12.52	-	$17.98

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Performance Share Unit plan

Centerra’s PSU plan transactions during the years ended December 31, 2021 and 2020 were as follows:

Number of units	2021	2020
Balance, January 1	1,862,267	1,918,784
Granted	545,898	695,048
Exercised	(748,593)	(538,752)
Forfeited	(282,164)	(212,813)
Balance, December 31	1,377,408	1,862,267

Subsequent to the year ended December 31, 2021, the Company issued 703,364 PSUs.

Deferred Share Unit plan

Centerra’s DSU plan transactions during the years ended December 31, 2021 and 2020 were as follows:

Number of units	2021	2020
Balance, January 1	319,746	276,844
Granted	63,102	42,902
Exercised	—	—
Balance, December 31	382,848	319,746

Restricted Share Unit plan

Centerra’s RSU plan transactions during the years ended December 31, 2021 and 2020 were as follows:

Number of units	2021	2020
Balance, January 1	951,471	1,244,943
Granted	444,075	351,194
Redeemed	(455,870)	(644,666)
Balance, December 31	939,676	951,471

d.     ESPP

In 2021, 137,203 common shares were subscribed for under the ESPP (2020 – 125,350 common shares) for a value of $1.2 million (2020 – $1.1 million).

e.     Dividends

On May 17, 2021, the Company announced that, as a result of the seizure of the Kumtor Mine by the Kyrgyz Republic, dividends or distributions on the Company’s common shares that would otherwise be payable to Kyrgyzaltyn JSC (“Kyrgyzaltyn”) (a significant shareholder of the Company and an instrumentality of the Kyrgyz Republic), or its affiliates, would be waived and donated to the Company, to the extent such dividends or distributions could be attributed reasonably to KGC, the Kumtor Mine’s assets and operations or distributions from KGC under the 2009 Restated Shareholders’ Agreement (the “2009 RSA"). As a result, Kyrgyzaltyn did not receive its portion of the C$0.05 per share dividend paid on June 10, 2021, the C$0.07 per share dividend paid on September 8, 2021 or C$0.07 share dividend paid on December 3, 2021. Based on the Company’s interpretation of the 2009 RSA, the Company does not believe it has an obligation related to these amounts, totalling $11.7 million ($11.1 million, net of withholding taxes) in the future.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

On February 24, 2022, the Board approved another quarterly dividend of C$0.07 per share to shareholders of record on March 11, 2022.

24.         Supplemental disclosure

a.     Changes in working capital

	2021	2020
(Increase) decrease in amounts receivable	$(6,520)	$46,437
(Increase) in inventory	(21,399)	(10,675)
(Increase) in prepaid expenses	(1,402)	(212)
Increase in trade creditors and accruals	15,058	12,777
Increase (decrease) in other taxes payable	1,492	(25,739)
Changes in working capital	$(12,771)	$22,588

b.     Changes in liabilities arising from financing activities

	As at	Changes from	Lease	Impact of	Amount derecognized due to loss of	As at
	December	financing	obligation	foreign	control of the	December
	31, 2020	cash flows	additions	exchange	Kumtor Mine	31, 2021
Lease obligations(1)	$18,915	$(6,476)	$9,867	$455	$(2,564)	$20,197
Total liabilities from financing activities	$18,915	$(6,476)	$9,867	$455	$(2,564)	$20,197

(1)	Current portion of lease obligations included in other current liabilities (note 10). Long-term portion of lease obligations included in other liabilities (note 12).

	As at December 31, 2019	Changes from financing cash flows	Lease obligation additions	Impact of foreign exchange	Amortization of deferred financing costs	Other	As at December 31, 2020
Lease obligations	$22,639	$(6,037)	$1,196	$915	$—	$202	$18,915
Debt	70,007	(77,472)	—	—	7,465	—	—
Total liabilities from financing activities	$92,646	$(83,509)	$1,196	$915	$7,465	$202	$18,915

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

25. Commitments and contingencies Commitments

The Company had the following purchase commitments as of December 31, 2021, of which $6.1 million related to capital expenditures:

	2022	2023	2024	2025	Thereafter	Total
Purchase and capital commitments	$14,775	$168	$41	$1	$1	14,986

Contingencies

Kumtor Mine

As a result of the loss of control event, the Company deconsolidated KGC, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost (note 5).

On May 17, 2021, the Company announced that it initiated binding arbitration against the Kyrgyz Republic to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Government of the Kyrgyz Republic accountable in the arbitration for any and all losses and damage that result from its actions against KGC and the Kumtor Mine. Subsequently, this claim was amended to add Kyrgyzaltyn as a respondent.

These claims are to be adjudicated by a single arbitrator in the Kumtor Arbitration Proceedings to be held at Stockholm, Sweden and conducted under the arbitration rules of the United Nations Commission on International Trade Law. The applicable governing law of most of the longstanding agreements with the Kyrgyz Republic and Kyrgyzaltyn is the law of the State of New York and of England. Following the resignation of the arbitrator, a new arbitrator has been appointed to adjudicate the arbitration dispute. The Company also filed an application requesting urgent interim measures in connection with the arbitration proceedings to address certain critical operational and safety problems at the Kumtor Mine, to preserve the status quo at the Kumtor Mine and obtain some transparency and reporting as to the mine’s activities.

Centerra will continue to pursue all measures necessary to protect its rights in arbitration and in other legal proceedings and the Company is in discussions with the Kyrgyz Republic to resolve the outstanding disputes; however, no assurances can be given that Centerra will be successful in the foregoing legal proceedings or that the Company will be able to negotiate a solution to the disputes relating to the Kumtor Mine.

Mount Milligan Mine

In 2020, the Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

26. Related party transactions

a.     Kyrgyzaltyn

The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	2021	2020
Gross gold and silver sales to Kyrgyzaltyn	$265,407	$995,111
Deduct: refinery and financing charges	(1,248)	(6,164)
Net revenue received from Kyrgyzaltyn(1)	$264,159	$988,947

(1)	Presented in results from discontinued operations.

b.     Sojitz Corporation

The Endako Mine is operated as a joint operation between the Company, holding a 75% interest, and Sojitz Corporation (“Sojitz”), a Japanese company, holding a 25% interest. The Langeloth Facility which is part of the Molybdenum BU segment sells refined molybdenum concentrate product to Sojitz.

The breakdown of the Company’s transactions in the normal course of business with Sojitz is as follows:

	2021	2020
Sales to Sojitz	$24,780	$12,469
Deduct: commission charges	(305)	(253)
Revenue(1)	$24,475	$12,216

(1)	Amount receivable from Sojitz as at December 31, 2021 was $2.6 million (December 31, 2020 - $0.3 million).

c.     Transactions with key management personnel

The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2021 and 2020, remuneration to key management personnel was as follows:

Compensation of key management personnel

	2021	2020
Director fees earned and other compensation	$754	$820
Salaries and benefits	7,830	6,354
Share-based compensation	1,894	12,275
Total compensation	$10,478	$19,449

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

27. Financial instruments

The Company’s financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments, accounts payable and accrued liabilities (including share-based compensation liability) and other assets (including amounts receivable from Orion).

a.     Derivative financial instruments

The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and the diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s Corporate Facility, mitigating credit risk, and on an ongoing basis, the Company monitors its derivative position exposures.

Derivative instrument assets	2021	2020
Current
Foreign exchange contracts	$7,708	$13,780
Fuel contracts	3,369	4,910
Royal Gold deliverables(1)	—	1,468
Copper contracts	693	—
	$11,770	$20,158
Non-current
Foreign exchange contracts	550	5,593
Fuel contracts	852	2,746
Copper contracts	1,058	—
	2,460	8,339
Total derivative instrument assets	$14,230	$28,497
Derivative instrument liabilities
Current
Foreign exchange contracts	$22	$—
Fuel contracts	—	401
Royal Gold deliverables(1)	—	57
Copper contracts	2,937	9,079
	$2,959	$9,537
Non-current
Foreign exchange contracts	984	—
Fuel contracts	6	1,381
Copper contracts	—	1,760
	990	3,141
Total derivative instrument liabilities	$3,949	$12,678

(1)	Relates to Royal Gold deliverables which are gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at December 31, 2021 that are accounted for as hedges are summarized below:

	Average Strike Price
Instrument	Unit	2022	2023	2024	Type	Total Position
Fuel hedge contracts
ULSD zero-cost collars	Barrels	$62/$68	$73/$78	N/A	Fixed	58,600
ULSD swap contracts	Barrels	$62	$79	$82	Fixed	121,100
Foreign exchange contracts
US$/C$ zero cost-collars	CAD	$1.29/$1.36	$1.24/$1.29	$1.25/$1.33	Fixed	400,000,000
US$/C$ forward contracts	CAD	$1.29	$1.26	$1.29	Fixed	264,000,000
Copper contracts
Copper zero-cost collar contracts	Pounds	$3.66/$4.84	$4.00/$4.89	N/A	Fixed	57,100,000

Fuel contracts

The Company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan operations to manage the risk associated with changes in diesel fuel prices to the cost of operations at the Mount Milligan Mine. The fuel hedge contracts are expected to settle by the end of 2024.

In the second quarter of 2021, the Company discontinued all hedge positions related to future fuel purchases at the Kumtor Mine after May 15, 2021. Unwinding these positions in the second quarter resulted in a realized gain on discontinuance of $14.2 million recognized in net (loss) earnings from discontinued operations in the consolidated statements of (loss) earnings and comprehensive (loss) income. To the extent the Kumtor Mine’s hedging relationship was discontinued but the positions were novated and reassigned to the Mount Milligan Mine, the Company recognized an unrealized gain of $1.1 million in net (loss) earnings from discontinued operations in the consolidated statements of (loss) earnings and comprehensive (loss) income, representing an amount in accumulated other comprehensive income up to the date the hedges were novated.

Foreign exchange contracts

The Company applies hedge accounting to the foreign exchange contracts it enters to hedge a portion of its future Canadian denominated expenditures. The foreign exchange contracts are expected to settle by the end of 2024.

Copper contracts

The Company applies hedge accounting to copper contracts. In the year ended December 31, 2021, the Company extended its copper hedge program by entering zero-cost option collars to hedge approximately 70% of the Mount Milligan Mine’s expected copper sales (net of sales under Royal Gold streaming arrangement) for 2022 and added zero-cost collar positions (net of sales under the Royal Gold streaming arrangement) for 2023 to hedge approximately 35% of this exposure.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The table below includes the effective portion of changes in the fair value of these derivatives contracts recognized in other comprehensive income (“OCI”) and the amounts reclassified to the consolidated statements of (loss) earnings:

	2021	2020
Fair value movement of derivative financial instruments	$7,283	$14,377
Reclassified to net earnings from continuing operations	(29,410)	2,906
Reclassified to net (loss) earnings from discontinued operations	17,325	(5,770)
(Loss) income included in OCI(1)	$(4,802)	$11,513

(1)	Includes tax recovery of $1.8 million (December 31, 2020 - expense of $4.3 million).

Non-hedge derivatives

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold and foreign exchange contracts that were entered into before April 1, 2020. Changes in fair value of non-hedge derivatives at each reporting date are included in the consolidated statements of (loss) earnings as non- hedge derivative gains or losses, with the exception of spot and forward contracts associated with the Royal Gold deliverables, which are included in revenue. As at December 31, 2021 and 2020, all foreign exchange contracts that were entered into before April 1, 2020 were settled.

For the Royal Gold deliverables, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including offtakers and traders (“MTM Customers”) within two days of receiving a final payment. If the final payment from a MTM Customer is not received within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants based on information that is available from the MTM Customer at that time.

The Company receives payment from MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk that arises when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts pursuant to which it purchases gold and copper at an average price during a quotational period and sells gold and copper at a spot price. These contracts are treated as derivatives, not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

The non-hedge derivative instruments outstanding as at December 31, 2021 are expected to settle by the end of 2022. The non-hedge derivative instruments outstanding as at December 31, 2021 are summarized as follows:

Instrument	Unit	Type	Total Position
Royal Gold deliverables
Gold forward contracts	Ounces	Float	16,410
Copper forward contracts	Pounds	Float	1,748,000

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The following table is a sensitivity analysis of what the fair value would be due to an increase or a decrease of 10% in the price of all derivative instruments outstanding as at December 31, 2021:

	Fair value December 31, 2021	Fair value after increase of 10%	Fair value after decrease of 10%
Royal Gold deliverables	$589	$4,359	$(3,181)
Copper contracts	$(1,776)	$(16,275)	$10,550
Fuel contracts	$4,215	$5,874	$2,563
Foreign exchange contracts	$7,252	$61,824	$(33,169)

b.     Provisionally-priced contracts

Certain gold-copper concentrate sales contracts contain an embedded derivative and are marked to market at the end of each reporting period. As at December 31, 2021, the Company’s trade receivables with embedded derivatives had a fair value of $28.1 million (December 31, 2020 - $12.4 million), representing a mark-to-market adjustment on 12.1 million pounds of copper and 77,164 ounces of gold (December 31, 2020 - 13.8 million pounds of copper and 25,672 ounces of gold).

c.     Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1: observable inputs such as quoted prices in active markets;

Level 2: inputs, other than the quoted market prices in active markets, which are observable, either directly and/ or indirectly; and

Level 3: unobservable inputs for the asset or liability in which little or no market data exists, which therefore require an entity to develop its own assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period. During the year ended December 31, 2021, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The fair values of cash, amounts receivable that are not provisionally priced, and accounts payable and accrued liabilities approximate their carrying amounts due to the short term to maturity of these financial instruments.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced receivables	$—	$28,068	$—	$28,068
Marketable securities	2,171	—	—	2,171
Derivative financial instruments	—	14,230	—	14,230
	$2,171	$42,298	$—	$44,469
Financial liabilities
Derivative financial instruments	$—	$3,949	$—	$3,949
Share-based compensation liability	11,444	—	—	11,444
	$11,444	$3,949	$—	$15,393

December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced receivables	$—	$12,415	$—	$12,415
Marketable securities	3,845	—	—	3,845
Derivative financial instruments	—	28,497	—	28,497
	$3,845	$40,912	$—	$44,757
Financial liabilities
Derivative financial instruments	$—	$12,679	$—	$12,679
Share-based compensation liability	28,184	—	—	28,184
	$28,184	$12,679	$—	$40,863

Valuation Techniques

Marketable securities

Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).

Provisionally-priced receivables

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Derivative financial instruments

The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.

Share-based compensation liability

Share-based compensation liability representing PSUs, DSUs and a portion of RSUs is recorded at fair value using the Company’s quoted price or the Company’s quoted price in relation to quoted price of TRIV.

28. Capital and financial risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Company manages its financial risks in accordance with the financial risk management policy approved by the Company’s Audit Committee.

The Company is exposed to the following types of risk and manages them as follows:

a.     Capital risk

The Company’s primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company’s capital structure consists of lease obligations and equity with the Company’s Corporate Facility available to be drawn upon.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

b.     Foreign currency risk

The Company’s operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar, primarily including the Canadian dollar and Turkish lira. The operating results and financial position of the Company are reported in US dollar in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to other currencies will consequently have an impact on the results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company utilizes hedging strategies to minimize exposure to the Canadian dollar which includes (but is not limited to) the use of purchased puts, sold calls, collars and forward instruments. The Company does not currently hedge the exposure to the Turkish lira. Based on Canadian dollar denominated assets and  liabilities  as  at  December 31, 2021, 10% strengthening of the US dollar against the Canadian dollar and 10% weakening of the US dollar against the Canadian dollar would have resulted in a $1.9 million gain and a $0.8 million loss, respectively, net of the impact of hedging strategies.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

c.     Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company’s cash and cash equivalents include highly liquid investments that earn interest at market rates. As at December 31, 2021, the majority of the cash and cash equivalents were comprised of interest-bearing assets. Based on amounts as at December 31, 2021, a 1% change in interest rates would result in a $9.5 million change to interest income.

No amounts were drawn from the Company’s Corporate Facility as at December 31, 2021.

d.     Commodity price risk

The profitability of the Company’s operations and value of its mineral resource properties is affected by changes in the current and expected future prices of gold and copper. Changes in the price of certain raw materials can also significantly affect the Company’s cash flows.

Gold and copper prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold, including central bank reserves management.

To the extent that the price of gold and copper increase over time, the fair value of the Company’s mineral assets increase, and cash flows will improve; conversely, declines in the prices of gold and copper will reduce the fair value of mineral assets and cash flows. A protracted period of depressed prices could impair the Company’s operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g., diesel fuel), the Company’s profitability and cash flows may be impacted. The Company enters into hedge contracts to mitigate price risk for both gold and copper price movements on the Royal Gold stream, copper contracts to secure the copper price for a majority of Mount Milligan Mine’s sales not subject to the Royal Gold stream, and fuel hedge contracts to mitigate commodity price risk.

Based on amounts for the year ended December 31, 2021, net of the impact of hedging instruments, a 10% increase in gold prices would have an impact of a $39.2 million on net loss before tax and a 10% decrease in gold prices would have an impact of a $41.4 million on net loss before tax. Similarly, net of the impact of hedging instruments, a 10% increase and 10% decrease in copper prices would have an impact of $2.4 million on earnings before income tax.

e.     Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s cash and cash equivalents, receivables from customers, and certain derivative instruments.

The Company holds its cash and cash equivalents in highly-rated financial institutions resulting in a low level of credit risk. The Company manages its cash holdings amongst these eligible counterparties based on assigned limits to these groups and evaluates the cash balances on a monthly basis to ensure compliance within these limits. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized creditworthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The Company also manages counterparty risk through maintaining diversification limits for its eligible counterparties.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

f.     Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company finances its operations through a combination of operating cash flows, debt and, from time to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, and interest and principal payments on its portfolio of leases and dividend distributions. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt, if necessary, and by monitoring developments in the capital markets. Contractual maturities relating to lease obligations are set out in note 16 and contractual maturities relating to derivative instruments are set out in note 27. Other financial liabilities have maturities within one year of December 31, 2021.

As at December 31, 2021, the Company has available total liquidity of $1,347.2 million (December 31, 2020 - $945.2 million), comprising cash of $947.2 million (2020 - $545.2 million) and the undrawn Corporate Facility of $400.0 million (2020 - $400.0 million).

The Company believes its cash on hand, available cash from the Company’s Corporate Facility, and cash flow from the Company’s operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through at least the end of 2022.

29. Segmented information

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

The results of mine sites or business units that have been discontinued or the Company does not operate or does not control, or for which a disposal plan has been initiated, are not reviewed on a prospective basis as they are not important for the future allocation of resources. In the second quarter of 2021, the Kumtor Mine was reclassified as a discontinued operation and consequently is no longer being reviewed by the CODM. The results of the Kumtor Mine are presented as part of net (loss) earnings from discontinued operations in the current and comparative periods.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Geographical Information

The following table details the Company’s revenue by geographic area(1) and information about the Company’s non- current assets by location of the assets.

	Revenue		Non-current assets
	Year ended December 31,		As at December 31,
	2021	2020	2021	2020
Kyrgyz Republic	$—	$—	$—	$611,050
Turkey	199,440	186,512	200,048	221,715
United States	194,765	140,756	71,634	81,681
Canada	505,936	393,994	1,125,604	840,914
Other	—	—	8,189	7,808
Total	$900,141	$721,262	$1,405,475	$1,763,168

(1)	Presented based on the location from which the product originated.

Operating segments

The following tables set forth operating results by reportable segment for the following years:

Year ended December 31, 2021

	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$199,440	$505,936	$194,765	$900,141	$—	$900,141
Cost of sales
Production costs	51,137	256,810	179,729	487,676		487,676
Depreciation, depletion and amortization	30,235	83,910	6,360	120,505		120,505
Earnings from mine operations	$118,068	$165,216	$8,676	$291,960	$—	$291,960
Exploration and development costs	1,486	5,590	—	7,076	19,006	26,082
Corporate administration	—	—	—	—	27,134	27,134
Care and maintenance	—	—	14,592	14,592	14,131	28,723
Impairment reversal	—	(160,000)		(160,000)	—	(160,000)
Reclamation expense	—	135	23,212	23,347	—	23,347
Other operating expenses	195	10,316	2,248	12,759	—	12,759
Earnings (loss) from operations	$116,387	$309,175	$(31,376)	$394,186		$333,915
Gain on sale of Greenstone Partnership					(97,274)	(97,274)
Other non-operating expenses					23,493	23,493
Finance costs					4,762	4,762
Earnings before income tax						$402,934
Income tax recovery					(44,015)	(44,015)
Net earnings from continuing operation						446,949
Net loss from discontinued operations						(828,717)
Net loss						$(381,768)
Additions to property, plant and equipment(1)	$24,898	$83,704	$2,506	$111,108	$7,828	$118,936

(1)	Excludes additions to property, plant and equipment related to discontinued operations of $95.7 million.

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

December 31, 2021

(Expressed in thousands of United States dollars, except share and per share amount, unless otherwise indicated)

Year ended December 31, 2020

	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$186,512	$393,994	$140,756	$721,262	$—	$721,262
Cost of sales
Production costs	35,232	219,840	154,895	409,967	—	409,967
Depreciation, depletion and amortization	15,971	73,073	6,766	95,810	—	95,810
Earnings (loss) from mine operations	$135,309	$101,081	$(20,905)	$215,485	$—	$215,485
Exploration and development costs	1,676	7,498	11	9,185	22,352	31,537
Corporate administration	—	—	—	—	45,674	45,674
Care and maintenance	—	—	12,924	12,924	16,193	29,117
Reclamation expenses	—	—	53,381	53,381	—	53,381
Other operating expenses	75	9,701	2,086	11,862	—	11,862
Earnings (loss) from operations	$133,558	$83,882	$(89,307)	$128,133		$43,914
Other non-operating expenses					6,247	6,247
Finance costs					13,818	13,818
Loss before income tax						$23,849
Income tax expense					7,709	7,709
Net earnings from continuing operations						16,140
Net earnings from discontinued operations						392,398
Net earnings						$408,538
Additions to property, plant and equipment(1)	$69,301	$38,100	$6,498	$113,899	$26,829	$140,728

(1)	Excludes additions to property, plant and equipment related to discontinued operations of $258.4 million.

30. Subsequent events

On February 22, 2022, the Company announced that it had entered into an agreement to acquire Gemfield Resources LLC, owner of Goldfield Project in Nevada, USA, from Waterton Nevada Splitter, LLC. The total consideration for this transaction is comprised of approximately $175.0 million in cash at closing and a $31.5 million deferred milestone payment. The deferred milestone payment is payable in cash or common shares of the Company, at Centerra’s option, the earlier of 18 months following the acquisition date and a construction decision with respect to the project, among other things.